Exhibit 99.1

Onex Corporation

Stock Symbol TSX: OCX

NEWS RELEASE – September 22, 2009

Onex Corporation Agrees to Sell 11,000,000 Subordinate Voting Shares of Celestica Inc. Through a Secondary Bought Deal Offering

All amounts in Canadian dollars unless otherwise stated

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

Celestica Inc. (“Celestica”) (NYSE, TSX: CLS) and Onex Corporation (“Onex”) (TSX: OCX) announced today that Onex has agreed to sell 11,000,000 Subordinate Voting Shares (the “Shares”) of Celestica to a syndicate of underwriters led by CIBC, at a price of C$10.30 per Share for gross proceeds to Onex of $113,300,000.  Celestica intends to file a short form prospectus (the “Prospectus”) in all provinces of Canada in connection with the offering (the “Offering”).

The Offering is anticipated to close on or about October 14, 2009.  Upon completion of the Secondary Offering, Onex will own approximately 18.9 million Multiple Voting Shares of Celestica representing an approximately 8% economic interest and approximately 69% voting control.   Celestica will not receive any of the proceeds from the Offering.

The subordinate voting shares to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“U.S. Securities Act”), and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy such subordinate voting shares in the United States or in any other jurisdiction where such offer is unlawful.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge. For further information on Celestica, visit its website at http://www.celestica.com. The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

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About Onex

Onex is one of North America’s oldest and most successful private equity firms. Onex makes private equity investments through the Onex Partners and ONCAP families of Funds. Onex also manages investment platforms focused on real estate and credit securities. In total, the Company manages approximately US$10 billion. Onex generates annual management fee income and is entitled to a carried interest on approximately US$7 billion of third-party capital, and also invests its own capital directly and as a substantial limited partner in its Funds.

Onex’ businesses generate annual revenues of $33 billion, have assets of $40 billion and employ 211,000 people worldwide. Onex shares trade on the Toronto Stock Exchange under the stock symbol OCX. For more information on Onex, visit its website at www.onex.com. The Company’s security filings can also be accessed at www.sedar.com.

Safe Harbour and Fair Disclosure Statement

Statements contained in this press release which are not historical facts are forward-looking statements. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation. Forward looking statements are not guarantees of future performance. Risks and uncertainties, as well as other information related to us, are discussed in our various public filings at www.sedar.com and www.sec.gov, as applicable. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Celestica Inc.:	Onex Corporation:
Laurie Flanagan, Celestica Global	Michael Locke
Communications, (416) 448-2200,	416-362-7711
media@celestica.com; Paul Carpino, Celestica
Investor Relations, (416) 448-2211,
clsir@celestica.com